UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM
                                   12B-25
                        NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:                    September 30, 2004

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                       PART I. REGISTRANT INFORMATION

Full Name of Registrant:             World Transport Authority, Inc.

Former Name if applicable:           Composite Automobile Research, Ltd.

Address of principle executive office:
                      140 West Park Avenue, Suite 219
                      El Cajon, California 92020

                      PART II. RULE 12B-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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                           PART IV. OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification:
                        William C. Kennedy (619) 593-2440

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              [ ] Yes [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

World Transport Authority, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 11/02/04                      By: /s/ William C. Kennedy
                                     ------------------------
                                       William C. Kennedy
                                       Chief Executive Officer



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